

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Jeremy Bender, Ph.D., M.B.A.
Chief Executive Officer
Day One Biopharmaceuticals, Inc.
395 Oyster Point Blvd., Suite 217
South San Francisco, CA 94080

> **Re: Day One Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2022**
> **File No. 333-265346**

Dear Dr. Bender:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess